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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                   FORM 6-K

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                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 1-15194


                              dated December 7, 2001

                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact Name of Registrant as Specified in its Charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's Name into English)

          Avenida Maria Coelho Aguiar, 215, Bloco F, 6(degree) andar
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F   X              Form 40-F
                   -----                      ----

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No   X
             ----                              -----


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                                                                             2

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2001


                                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                                    By: /s/ Luis Felipe P. Dutra Leite
                                        ------------------------------------
                                        Name:  Luis Felipe P. Dutra Leite
                                        Title: Chief Financial Officer and
                                               Investor Relations


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                                                                             3

                             CAUTIONARY STATEMENT
                     REGARDING FORWARD-LOOKING INFORMATION

          AmBev makes forward-looking statements in this report that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of AmBev's management, and on information currently available to AmBev. Forward-looking statements include statements regarding the intent, belief or current expectations of AmBev or its directors or executive officers with respect to:

          o    the declaration or payment of dividends;

          o    the direction of future operations;

          o the implementation of principal operating strategies, including potential acquisition or joint venture transactions or other investment opportunities;

          o the implementation of AmBev's financing strategy and capital expenditure plans;

          o the factors or trends affecting AmBev's financial condition, liquidity or results of operations; and

          o the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE).

          Forward-looking statements also include the information concerning possible or assumed future results of operations of AmBev and statements preceded by, followed by, or that include, the words "believes", "may", "will", "continues", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions.

          Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future. The future results and shareholder values of AmBev may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements.

          Investors should understand that the following important factors could affect the future results of AmBev and could cause results to differ materially from those expressed in such forward-looking statements:

          o general economic conditions, such as the rates of economic growth in the principal geographic markets of AmBev or fluctuations in exchange rates;

          o industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, the introduction of new products by AmBev, the introduction of new products by competitors, changes in technology or in the ability of AmBev to obtain products and equipment from suppliers without interruption and at reasonable prices, and the financial conditions of the customers and distributors of AmBev; and

          o operating factors, such as the continued success of manufacturing and distribution activities of AmBev and the consequent achievement of efficiencies and the continued success of product development.


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                                                                             4

                                 EXHIBIT INDEX

Exhibit   Description of Exhibit                                    Page

1.        Minutes of the Meeting of the Board of Directors of
          Companhia de Bebidas das Americas-AmBev held on
          December 7, 2001.                                           5

2.        Relevant Notice of Companhia de Bebidas das Americas
          - AmBev dated December 7, 2001.                             8

3.        Press release of Companhia de Bebidas das Americas
          - AmBev dated December 7, 2001.                            10



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                            Exhibit 1

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Americas - AmBev held on December 7, 2001.

                   COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV
                              NIRE: 3.530.015.770
                          CNPJ/MF: 02.808.708/0001-07


Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Americas - AMBEV ("Company"), held on December 7, 2001, drawn up in summary:

1. Date, time and venue: On December 7, 2001, at 4:00 PM (four o'clock), at the Company's headquarters, on Av. Maria Coelho Aguiar, n.(0)215, Bloco F, 6th Floor, in the City and State of Sao Paulo.

2. Summons and Attendance: The Directors were regularly summoned and their attendance confirmed. Having the Directors attended the meeting and signed their presence at the meeting's closing, the required quorum and approval were confirmed.

3. Board:
Chairman:    Mr. Victorio Carlos de Marchi
Secretary:   Mr. Marcel Hermmann Telles

4. Deliberations: By unanimous and unrestricted voting, the following deliberations were made:

(i) To disclose that the price of the reimbursement of stocks for the dissident shareholders in the deliberations in the Extraordinary Shareholders' General Meeting of the Industria de Bebidas Antarctica do Norte-Nordeste S/A ("IBA Nordeste"), held on 11/1/2001, that exercised their appraisal rights, in the terms of article 137, of the Law 6,404/76, totals R$ 242,246,329.13 (two hundred forty two million, two hundred forty six thousand, three hundred twenty nine reais and thirteen cents);

(ii) To cancel the summons of the Shareholders' General Meeting with the specific purpose of reconsidering or ratifying the deliberation of the incorporation of IBA Nordeste by the Company, made in the Extraordinary Shareholders' General Meeting held on 11/01/2001, as it is understood that the reimbursement price of the stocks, indicated in the previous item, will not put the Company's financial stability into risk, in the terms of article 137,ss.3(0), of the Law 6,404/76;

(iii) To move forward with the incorporation operation of IBA Nordeste in execution by the Company, paying the reimbursement of stocks to the dissident shareholders, as from 12/10/2001, in compliance with the legal requirements.

5. Closing: Having no further issues, these minutes relating to this meeting of the Board of Directors were drawn up, approved and signed by all present.



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                                        Sao Paulo, December 7, 2001.



                                     ----------------------------------
                                         Victorio Carlos de Marchi
                                                    CEO


                                     ----------------------------------
                                           Marcel Hermmann Telles
                                                 Secretary


Members of the Board of Directors present:


---------------------------------
Victorio Carlos De Marchi

---------------------------------
Marcel Hermmann Telles

---------------------------------
Roberto Herbster Gusmao

---------------------------------
Jorge Paulo Lemann

---------------------------------
Jose Heitor Attilio Gracioso

---------------------------------
Carlos Alberto da Veiga Sicupira

---------------------------------
Jose de Maio Pereira da Silva

---------------------------------
Vicente Falconi Campos


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                                  Exhibit 2


Relevant Notice of Companhia de Bebidas das Americas - AmBev dated December 7, 2001.


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                   COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV
       (sucessor by incorporation of Industria de Bebidas Antarctica do
                             Norte-Nordeste S/A)
                        CNPJ/MF n.(0)02.808.708/0001-07
                                Public Company


                                RELEVANT NOTICE

Companhia de Bebidas das Americas - AmBev ("AmBev"), as incorporator of Industria de Bebidas Antarctica do Norte-Nordeste S/A ("Norte-Nordeste"), jointly referred to as "Companies", following the Relevant Notice published on October 10, 2001, relating to the shareholder restructuring of the Companies, and in compliance with CVM Instruction n(0) 31/84, publicly announces the following:

1. The Board of Directors of AmBev, in a meeting held on 12/7/2001, decided to move forward with the Incorporation process of IBA Nordeste by AmBev, authorizing the payment of the amount owed to the dissident shareholders, in compliance with the legal requirements.

2. The reimbursement relating to the deliberations of the Shareholders' General Meeting of IBA Nordeste, held on 11/1/2001, for the dissident shareholders who exercised their appraisal rights within the legal period of 30 days, totals R$ 242,246,329.13, equivalent to 27.89% of the Capital.

3. The value of the reimbursement of the shares will be available to the dissident shareholders of IBA Nordeste, who exercised their appraisal rights accordingly to the pre-established conditions, as from 12/10/2001, through credit of the referred value in the shareholder's own checking account, indicated by him/her.

4. The remaining shareholders will shortly receive a notice issued by the depositary bank of the registered shares (Banco Itau S/A) confirming the shareholders' stock position, resulting from the swap of IBA Nordeste shares by AmBev shares, accordingly to item 2.6 of the Relevant Notice published on 10/10/2001. Additionally, the shareholder may check its stock position in any branch of Banco Itau S/A.

5. As a consequence of the incorporation of IBA Nordeste by AmBev, as from 12/10/2001, only the shares issued by AmBev will be traded in the market, ceasing, as from the referred date, the negotiation of shares issued by IBA Nordeste.

6. As deliberated in the Shareholders' General Meeting of AmBev, held on 11/1/2001, the issue of AmBev share fractions that could not be attributed to the shareholders, as a swap for the withheld shares issued by IBA Nordeste, will be agglutinated and sold in the stock exchange, with the objective of proportionally paying shareholders of the referred fractions, by deposit in the checking account of such shareholders.



                          Sao Paulo, December 7, 2001




                   Companhia de Bebidas das Americas - AmBev
                     Diretor de Relacoes com Investidores


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                                  Exhibit 3

Press release of Companhia de Bebidas das Americas - AmBev dated
December 7, 2001.

                         INCORPORATION OF IBA NORDESTE

Sao Paulo, December 7, 2001 - Companhia de Bebidas das Americas - AmBev [NYSE:
ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world's fourth largest brewer and Brazil's leading beverage company, as Incorporator of Industria de Bebidas Antarctica do Norte-Nordeste S/A - IBA Nordeste, in continuity to the Relevant Notice published on October 10, 2001, relating to the corporate restructuring of the Companies, discloses the following:

1. The Board of Directors of AmBev, in a meeting held on 12/7/2001, decided to move forward with the Incorporation process of IBA Nordeste by AmBev, authorizing the payment of the amount owed to the dissident shareholders, in compliance with the legal requirements.

2. The reimbursement relating to the deliberations of the Shareholders' General Meeting of IBA Nordeste, held on 11/01/2001, for the dissident shareholders who exercised their appraisal rights within the legal period of 30 days, totals R$ 242,246,329.13, equivalent to 27.89% of the Capital.

3. The value of the reimbursement of the shares will be available to the dissident shareholders of IBA Nordeste, as from 12/10/2001, through credit of the referred value in the shareholder's checking account indicated by him/her.

4. The remaining shareholders of AmBev will shortly receive a notice issued by the depositary bank of the registered shares (Banco Itau S/A) confirming the shareholders' stock position, resulting from the swap of IBA Nordeste shares by AmBev shares, accordingly to item 2.6 of the Relevant Notice published on 10/10/2001. Additionally, the shareholder may check its stock position in any branch of Banco Itau S/A.

5. As a consequence of the incorporation of IBA Nordeste by AmBev, as from 12/10/2001, only the shares issued by AmBev will be traded in the market, ceasing the negotiation of shares issued by IBA Nordeste.

6. As deliberated in the Shareholders' General Meeting of AmBev, held on 11/1/2001, the issue of AmBev share fractions that could not be attributed to the shareholders, as a swap for the withheld shares issued by IBA Nordeste, will be agglutinated and sold in the stock exchange, to the shareholders of the referred fractions, by deposit in the checking account of such shareholders.

For additional information, please contact the Investor Relations Department:
Dana Voelzke, phone: (5511) 3741-7560 or e-mail: acdanav@ambev.com.br

                        Visit our site www.ambev.com.br